FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 23, 2010 announcing that Brazil’s Amazonian Protection System (SIPAM) will deploy a Gilat SkyEdge II broadband satellite communications network at more than 1,000 sites.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 24, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Brazil’s Amazonian Protection System to deploy Gilat SkyEdge II broadband satellite communications network at more than 1,000 remote sites

--New VSAT network for SIPAM is expected to greatly improve performance of weather forecasting and security applications for government agencies--

Petah Tikva, Israel, February 23, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that Brazil’s Amazonian Protection System (SIPAM) will deploy a Gilat SkyEdge II broadband satellite communications network at more than 1,000 sites. SIPAM operates a sophisticated network of cartography and telemetry systems that provide information to help manage weather forecasting, security and other public services in the remote Amazonian region.

The SkyEdge II VSAT network will serve as the foundation of SIPAM’s efforts to modernize its communications infrastructure. The new broadband satellite network will enable SIPAM to more effectively disseminate critical information to Amazonian states and cities and the dozens of institutions and isolated sites that rely on SIPAM data to meet the demands of the region’s population.

“We expect our new Gilat SkyEdge II network to dramatically improve the speed and reliability of communications between our facilities and remote sites,” said SIPAM Technical Director Cristiano da Cunha Duarte. “This means we can increase the quality of information – including weather bulletins – that we provide to the press, civil defense, educational institutions and researchers nationwide. When completed, we expect the performance of our broadband communications network to meet or exceed that of commercial broadband services available to Brazil’s largest corporations.”

Russell Ribeiro, Gilat Regional Vice President, Latin America said, “SIPAM’s selection of the SkyEdge II platform is the most recent example of how organizations are trusting Gilat's advanced VSAT technology to solve some of the world’s most demanding communications challenges. This new broadband network will help SIPAM quickly disseminate important information to enable federal, state and municipal authorities to provide security for remote citizens. It will also help those authorities improve overall quality of life for indigenous tribes and other citizens in the nation’s most isolated regions.”

Gilat’s SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat’s diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks. The newest addition to Gilat's SkyEdge II portfolio is NetEdgeTM, a dedicated solution for multi star networks, specifically designed to meet the needs of corporations and cellular backhaul applications.

About SIPAM
Brazil’s Amazonian Protection System (SIPAM) is an entity linked to the Presidential Staff Office, managed by the Operations and Management Center of the Amazonian Protection System (Censipam). Supported by a complex technological foundation and an institutional network, SIPAM works as a systemic organization for producing and delivering technical information. By integrating up-to-date information to subsidize government planning and coordination of global actions for the Brazilian Legal Amazon, SIPAM contributes to the protection, inclusion and sustainable development of the Amazonian region. As such, the system generates products and services of strategic interest for government institutions and Amazonian communities, at its Technical and Operations Centers in Belém, Manaus and Porto Velho. Data is evaluated, treated, disseminated, integrated, and becomes reliable information, which can significantly expand knowledge, as well as subsidize public policies for the region. For more information, please visit www.sipam.gov.br/en.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family.  For more information, please visit www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

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Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406; Email: Kimk@gilat.com